FORM 5
[ ] Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person * Reyes Corazon	2. Issuer Name and Ticker or trading Symbol Tarrant Apparel Group: TAGS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director ____10% Owner X Officer (give title below) Other (specify below) Executive Vice President/Secretary
(Last) (First) (Middle) 3151 East Washington Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement For Month/Year December 2001
(Street) Los Angeles California 90023		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) X Form Filed By One Reporting Person ____Form Filed By More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. transaction Date (Month/Day/Year)	3. transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g.,puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4.transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	5.090	12/17/01	A	30,000		(1)	12/17/11	Common Stock	30,000		30,000	D

Explanation of Responses:

(1) The option becomes exercisable in four equal installments, the first such installment on June 17, 2002, and the next three installments on the first, second and third anniversary dates of the grant date, December 17, 2001.

	/s/ Corazon Reyes ____________________________________	February 11, 2002 ______________________
	Corazon Reyes	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.